

November 22, 2013

Via E-mail
Robert B. Mudd
Chairman
Smokin Concepts Development Corporation
2 North Cascade Avenue, Suite 1400
Colorado Springs, CO 80903

> Re: **Smokin Concepts Development Corporation**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed November 8, 2013**
> **File No. 000-53853**

Dear Mr. Mudd:

We have reviewed your responses to the comments in our letter dated October 28, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business Units, page 17

1. We note your response to our prior comment 24 and reissue in part. Please revise to remove your reference to the location of BBSK as "premium" or provide additional support for such classification. We note, for example, that this is a new commercial development and that the number of visitors that are estimated may likely vary significantly. Please also remove your reference BassPro Shops throughout.

Past Contacts, Strategic Alternatives, Transactions and Negotiations, page 18

2. We note your response to our prior comment 2. When discussing interests of certain persons in matters to be acted upon regarding the proposed acquisition, please revise such that the disclosure does not repeat the biographical information that is already contained in the Management section on page 4, but instead focuses on the disclosure required by Item 5 of Schedule 14A, or tell us why you believe such repetition is necessary.

Management's Discussion and Analysis of Financial Condition, page 21

3. Please clarify that there is no guarantee that either restaurant will be successful in reaching its target to produce $5 million in annual revenue or earnings of approximately 17%. Additionally, please clarify whether the revenue and earnings targets are for the first year of operation or after a certain number of years in operation.

4. Please provide support for and information about your contract with Goose Gossage to assist in marketing an anticipated mortgage backed security offering, and also clarify that there is no guarantee that you will be successful in raising the funds necessary to construct the BBSF restaurant.

5. Please provide an estimate on page 23 of the additional operating capital that you estimate will be required to support your business plan.

Risk Factors of BBHC, page 24

6. We note your response to our prior comment 27 and reissue in part. Please revise to remove the statement that the risks contained herein are "not exhaustive" as this contradicts your statement that you are included all known material risks.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Stickel at 202-551-3324 or me at 202-551-3217 with any questions.

Sincerely,

/s/ John Stickel for

J. Nolan McWilliams
Attorney-Advisor

cc: <u>Via E-mail</u>
      Theresa Mehringer
      Burns Figa and Will, PC